UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K shall be incorporated by reference into Brookfield Asset Management Inc.’s (the “Company”) Registration Statement No(s). 333-184108, 333-178260 and 333-129631 on Form S-8, 333-198444, 333-192615 and 333-189296 on Form F-10, 333-182656 on Form F-3 and the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2014, to be subsequently filed.

EXHIBIT LIST

Exhibit	Description

99.1	Management Information Circular

99.2	Proxy Card

99.3	Annual Report for the year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: April 6, 2015	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Corporate Secretary